Summit Therapeutics plc
(‘Summit’ or the ‘Company’)

Summit Announces Results of Court Meeting and General Meeting

Oxford, UK, and Cambridge, MA, US, August 19, 2020 – Summit Therapeutics plc (NASDAQ: SMMT) today announces that at a Court convened meeting of shareholders and at a general meeting of shareholders that were both held today via telephone, in connection with the proposed introduction of a new US incorporated and domiciled holding company of the Summit group, all of the resolutions were duly approved by the requisite majority of shareholders.

Details of the resolutions passed are set out in the notices of the Court meeting and general meeting contained in the circular published by Summit on July 27, 2020, relating to the redomiciliation (the ‘Circular’).

The proposed redomiciliation is to be effected by a UK Court-approved scheme of arrangement (the ‘Scheme’). Having received shareholder approval, the Court hearing to sanction the Scheme is due to be held on September 16, 2020. Under the Scheme, every five existing Summit ordinary shares will be exchanged for one share of common stock in a newly incorporated Delaware corporation (“New Summit”). Accordingly, holders of Summit’s American Depositary Shares (‘ADSs’) can expect to receive one share of New Summit common stock in exchange for each of their ADSs. The New Summit common stock is expected to be listed on the Nasdaq Global Market.

Since the publication of the Circular containing the details of the Scheme, there has been a minor change to the fee related to the cancellation of the ADSs as set out on pages 24 and 56 of the Circular. The Bank of New York Mellon, as depositary for the Old Summit ADSs, has agreed to charge a reduced fee related to the cancellation of the ADSs, with that fee now being US$0.03 rather than the stated US$0.05, for each Old Summit ADS (or a portion thereof) cancelled.

The results of the polls at the shareholder meetings are available on the Company’s website: www.summitplc.com.

About Summit Therapeutics
Summit Therapeutics, led by its Discuva Platform, the Company's discovery engine, is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the patient-friendly new era standard of care for those suffering from infectious disease, subject to regulatory approvals, and create value for payors and healthcare providers. In the present time, we are developing new mechanism antibiotics to treat infections caused by C. difficile, Enterobacteriaceae and N. gonorrhoeae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc. For more information on the Company's Discuva Platform, visit https://www.summitplc.com/our-science/discuva-platform.

Contacts

Summit Press Office	investors@summitplc.com

Summit Forward-looking Statements
Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the proposed redomiciliation, clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialization of the Company’s product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "would," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: whether the Company obtains court approval of the proposed redomiciliation, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts and funding awards, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the "Risk Factors" section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Transition Report on Form 20-F for the eleven months ended 31 December 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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